

STATEMENT OF FINANCIAL CONDITION

Jane Street Execution Services, LLC
December 31, 2025
With Report of Independent Registered Public Accounting Firm

Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2025

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

**Report of Independent Registered Public Accounting Firm**

To the Members and Subsidiary Operating Committee of Jane Street Execution Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jane Street Execution Services, LLC (the "Company") as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

February 26, 2026

1

Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	25,626,511
Due from brokers and clearing organizations		76,288,833
Due from affiliates		113,339,815
Other assets		17,595,753
Total assets	$	232,850,912

Liabilities and members' equity

Due to brokers	$	1,037,482
Due to Parent		18,990,573
Due to affiliate		14,745
Accrued expenses and other liabilities		35,878,662
Total liabilities		55,921,462
Members' equity		176,929,450
Total liabilities and members' equity	$	232,850,912

See accompanying notes.

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2025

1. Nature of Operations

Jane Street Execution Services, LLC (the "Company"), is a Delaware limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934 ("1934 Act"). The Company is majority owned by Jane Street Group, LLC (the "Parent"). JSES Holding, LLC, a wholly owned subsidiary of the Parent, holds a minority ownership stake which entitles it to a portion of the annual profits of the Company. The Company is a member of various exchanges, and the Financial Industry Regulatory Authority, Inc. ("FINRA"), who serves as its Designated Examining Authority. The Company is also registered as an introducing broker of the National Futures Association ("NFA").

The Company provides brokerage services to third-party broker-dealer clients and other institutional customers primarily on an agency basis. Third-party orders are generally executed by matching such orders against contra-side orders provided by affiliate entities. Upon request, the Company may also route orders directly to various exchanges. Additionally, the Company engages in riskless principal transactions, whereby an order to buy or sell a security is received from a third-party client or customer, contemporaneously with an order to sell or buy a security from an affiliate entity. All terms and pricing of riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also facilitates intercompany securities transactions amongst certain affiliates.

In the course of performing the brokerage services described above, the Company clears its transactions through two clearing brokers on a fully disclosed basis and does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is also a clearing broker-dealer under the 1934 Act, as well as a member of the Depository Trust Company ("DTC") and the National Securities Clearing Corporation ("NSCC"). In this capacity, the Company executes and clears exchange-listed US equity transactions for a non-broker-dealer affiliate via its account at the NSCC. This activity is also exempt from the Securities Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S.").

Segment Reporting

The Company is engaged in a single line of business as a broker-dealer, which primarily involves facilitating agency transactions (see Note 1). The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and determine how to allocate resources. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or withdraw capital (see Note 7). The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the Company's information as a whole. The measure of segment assets is equal to the total assets shown on the Statement of Financial Condition. The accounting policies used to measure the profit and loss of the segment are the same as those described here within the summary of significant accounting policies.

Use of Estimates

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

Cash

Cash includes amounts maintained in bank accounts. The Company at times may maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Revenue Recognition

Commission revenues are generated by the Company for acting as an agent on behalf of its customers, including certain affiliates, where the Company's performance obligation consists of trade execution services. Because this obligation is satisfied on trade date, commission revenues are recognized on a trade date basis, net of any soft dollar component (as defined by Section 28(e) of the 1934 Act). Any soft dollars collected from customers are ultimately passed through to third-party providing brokers. The Due to brokers balance as of December 31, 2025 primarily represents soft dollars owed to the providing brokers.

On trades in which the Company acts as riskless principal it earns commission revenues from the affiliate entities who are party to such trades. These revenues are also recognized on a trade date basis, at which time its performance obligation is satisfied.

Included in Other assets as of December 31, 2025 are commissions and fees receivable of $16,561,903, net of an allowance for credit losses of $498,513. Expected credit losses are measured based on the average historical loss rate, adjusted for current and expected future economic conditions as applicable, then applied to the current receivable balance.

Interest income and interest expense are recorded on an accrual basis.

Income Taxes

As a partnership for U.S. tax purposes, the partners are individually liable for U.S. federal taxes, and certain state and local income taxes.

The Company itself is subject to income taxes in the U.S., including New York City ("NYC") unincorporated business tax ("UBT"), state pass-through entity taxes, and other entity level taxes imposed by certain U.S. states. The Company's pretax income is derived entirely from domestic operations.

As of December 31, 2025, the deferred tax asset was fully utilized and no deferred tax assets or deferred tax liabilities remained.

The Company's estimated tax payable as of December 31, 2025 is $183,149. This amount is included in Accrued expenses and other liabilities.

The Company is subject to the provisions of Accounting Standards Codification ("ASC") 740, *Accounting for Uncertainty in Income Taxes* ("ASC 740"). This standard establishes consistent thresholds as it relates to accounting for income taxes and defines the threshold for recognizing the benefits of tax-return positions in the financial statement as "more-likely-than-not" to be sustained by the taxing authority. ASC 740 requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. Management has analyzed the Company's inventory of tax positions taken with respect to all applicable income tax issues for open tax years and has concluded that no reserve for uncertain tax positions is required as of December 31, 2025.

The Company's U.S. federal income tax return is generally subject to examination by the Internal Revenue Service for a period of three years after it is filed. State and local tax returns and/or other filings may be subject to examination for different periods, depending upon the tax rules of each applicable jurisdiction. The Company currently has no open tax examinations at the federal, state, or local level.

Tax laws are complex, and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events

such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Members' equity.

Accounting Pronouncements Recently Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740)*. This ASU provides updated guidance to enhance the transparency and decision usefulness of income tax disclosures. This pronouncement is effective for periods beginning after December 15, 2024. The adoption of ASU 2023-09 on January 1, 2025 did not have a material impact on the Company's financial statement.

In March 2024, the FASB issued ASU 2024-01, *Compensation—Stock Compensation (Topic 718)*. This ASU provides clarification and illustrative examples on how an entity determines whether a profits interest or similar award should be accounted for as a share-based payment arrangement. This pronouncement is effective for periods beginning after December 15, 2024 and was adopted on January 1, 2025. The Company evaluated the effect of this pronouncement on its financial statement and determined that there is no impact.

Accounting Pronouncements Pending Adoption

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326)*. This ASU provides a practical expedient that allows entities to assume current economic conditions will persist through the reasonable and supportable forecast period when estimating credit losses on current accounts receivable and contract assets. This pronouncement is effective for periods beginning after December 15, 2025. The Company is evaluating the effect of this pronouncement on its financial statement.

3. Fair Value of Financial Instruments

As of December 31, 2025, the Company did not own any financial instruments other than cash.

4. Concentration of Credit Risk

The Company maintains domestic as well as foreign cash deposit accounts with financial institutions which, at times, may exceed U.S. federal or local insured limits. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these accounts.

Additionally, the Company is engaged in brokerage activities, where the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their

obligations, the Company may be exposed to risk. In accordance with its clearing agreements, the Company has agreed to indemnify its clearing brokers for losses, if any, which the clearing brokers may sustain from transactions introduced or conducted by the Company. The risk of default depends on the creditworthiness of each counterparty. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

5. Due From Brokers and Clearing Organizations

The clearing and depository operations for the Company may be provided by various brokers. The amounts presented in Due from brokers and clearing organizations are primarily composed of clearing deposits and cash balances resulting from or associated with trading activities, net of related transaction fees.

6. Intercompany and Related Party Transactions

Expense Allocation

The Parent pays for and allocates payroll and certain operating expenses on behalf of the Company. The Company may also pay for various expenses on behalf of the Parent. Any unsettled amounts between the Company and the Parent are reflected as Due to Parent.

Additionally, certain affiliates may pay for various operating expenses on behalf of the Company, and the Company may pay for various expenses on behalf of certain affiliates. The amounts reflected as Due from affiliates and Due to affiliate include the unpaid portion of these expenses.

Commissions

Separate from the above, the Company earns commissions from its affiliates and a related party investment partnership. For certain orders from third-party clients, the Company earns commissions and may make an incentive payment to its affiliates for acting as a counterparty to such orders. The uncollected commissions earned and incentive fee payable are netted within the Due from affiliates and Due to affiliate balances.

Subordination Agreement

Where the Company engages in self-clearing activities for its non-broker-dealer affiliate, the affiliate's claims are subordinated to the claims of creditors of the Company.

Investor, Equity and IP Units

Upon direction from its Operating Committee, units of the Parent are issued to certain members, including those that provide services to the Company. These units are a means of distributing the residual profit and loss of the Parent. All of these units are issued at the Parent level. The Parent accounts for equity units and IP units awarded to certain members who provide services to the Company as distributions from equity.

Other

An Intercompany Loan Agreement ("the Intercompany Loan") between the Parent and the Company defines specific terms and conditions under which the Parent may lend the Company sums of money on a revolving basis. The aggregate principal amount outstanding at any one time shall not exceed $250,000,000. The Intercompany Loan matures on December 31, 2027 and carries interest at a commercial rate determined by the Parent on the first day of each calendar quarter in which an advance is made. As of December 31, 2025, there is no outstanding balance on the Intercompany Loan.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("net capital rule") of the SEC. The Company has elected to be subject to the alternative standard permitted by the rule, which requires that its net capital be at minimum the greater of $250,000 or 2% of aggregate debit items. As a member of the NFA, the Company is subject to Regulation 1.17 of the Commodity Futures Trading Commission, which requires the Company to maintain "adjusted net capital" greater than $45,000. The Company's minimum net capital requirement is the greater of the requirement under the net capital rule or Regulation 1.17. Additionally, the Company is subject to minimum capital requirements of clearing organizations in which it is a member, which may exceed the minimum net capital requirements of the SEC. As of December 31, 2025, the Company had net capital of $53,908,655, which exceeded the minimum requirement of the SEC of $250,000 by $53,658,655.

The Company applies judgment in interpreting certain provisions of the net capital rule. Those interpretations, which are reviewed periodically by FINRA and the SEC, can have a significant impact on computed net capital. Management believes its interpretations are appropriate.

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC and other regulatory bodies.

8. Members' Equity

As of December 31, 2025, Members' equity is composed of the following:

Class A Interests - Jane Street Group, LLC	$	174,987,272
Class B Interests - JSES Holding, LLC		1,942,178
Members' equity	$	176,929,450

Although Class B interests are entitled to no voting rights, such interests entitle the holder to a distribution preference in the event of liquidation up to the value of the corresponding capital account balance.

9. Guarantees and Commitments

The Company provides guarantees to clearing organizations. Under the standard clearing organization agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing organization, other members would be required to meet the resulting shortfalls. The maximum potential amount of future payments that the Company could be required to make under its guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition.

10. Subsequent Events

The Company has evaluated all events through the date this financial statement was issued and determined no additional events or transactions required recognition or disclosure.